SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Master Fund since the filing of Amendment No. 10. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2026-01-19	180 000	12.75
2026-01-20	1 000 000	12.88
2026-01-21	191 729	13.03
2026-01-22	105 845	13.04
2026-01-22	801 580	13.19
2026-01-23	818 349	13.24
2026-01-26	529 016	13.28
2026-01-27	1 400 000	13.11
2026-01-28	750 000	12.90
2026-01-29	1 500 000	13.01
2026-01-30	500 000	13.18

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD 1.37345 for each GBP 1.00 was used.